Advanced Technologies Group, Ltd.
                    331 Newman Springs Rd, Bld. 1, 4Th. Floor
                              Red Bank, N.J. 07701
                       Ph.: 732.784.2801 Fax: 732.784.2850

September 30, 2008

James Peklenk
Staff Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Advanced Technologies Group, Ltd.
    Form 10-KSB for the Year Ended January 31, 2008
    File No. 000-30987

Dear Mr. Peklenk:

We have reviewed your comments expressed in a letter from you to Advanced Technologies Group, Ltd., dated September 16, 2008.

Please be advised that we wish to comply fully with your comments:

1. We will expand our disclosure in Managements Report On Internal Control Over Financial Reporting to include our evaluation of disclosure controls and procedures as required by Item 307 of Regulation S-B. We have reviewed our valuation and wish to state that the managements failure to provide the disclosure required by Item 308T(a)(3) of Regulation S-B did not affect the effectiveness of managements disclosure controls and procedures as of the end of the Fiscal Year.

2. We will revise Principal Executive Officer and Principal Financial Officer certifications under Item 601 (b)(31) of Regulation SB, to include the introductory language of paragraph 4 and the language of paragraph 4(b) of
     Item 601 (b)(31) of Regulation SB.

As per your instructions, we will be filing our amended 10-KSB separately from this letter within the next 10 business days.

Sincerely,


/s/ Alex Stelmak
----------------------------
Alex Stelmak
CEO